STOCK REDEMPTION AGREEMENT

        THIS STOCK REDEMPTION AGREEMENT (the or this “Agreement”), is made this 10th day of September 2003 by and among MERITAGE HOSPITALITY GROUP INC., a Michigan corporation whose address is 1971 East Beltline Ave., N.E., Suite 200, Grand Rapids, Michigan 49525 (“Meritage”), and ROBERT E. RILEY (“Riley”) and PAULA R. RILEY, husband and wife, whose address is 6752 Turnberry Dr., S.E., Grand Rapids, Michigan 49546 (collectively “the Riley’s”).

Recitals

    A.        WHEREAS, Riley is a director and the President of Meritage; and

    B.        WHEREAS, Riley is the beneficial owner of 500,200 Meritage common shares (the “Riley Shares”), which were purchased on or before February 2001, the title to which is held as set forth in Exhibit A; and

    C.        WHEREAS, Riley desires to sell, and Meritage desires to purchase, the Riley Shares pursuant to the terms, and subject to the conditions, contained herein.

        NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	Purchase and Sale of Common Shares. The Riley’s agree to sell to Meritage, and Meritage agrees to purchase from the Riley’s, the Riley Shares (or a lesser portion of such shares as noted in Paragraph 8 below), on the terms, and subject to the conditions, contained in this Agreement.

2.	Purchase Price. The purchase price for the Riley Shares shall be $4.90 (Four Dollars Ninety Cents) for each common share acquired from the Riley’s (the “Purchase Price”). If all the Riley Shares are acquired, the total purchase price shall be $2,450,980.00 (Two Million Four Hundred Fifty Thousand Nine Hundred Eighty Dollars and No Cents). The Purchase Price will be paid in cash (by check) at Closing (as defined below), less any applicable costs (as set forth in Paragraph 6), upon receipt by Meritage of the Riley Shares. The payment made pursuant to this Paragraph shall be payment in full for the Riley Shares acquired, regardless of the trading price for Meritage common shares on the date of the Closing.

3.	No Encumbrances. The Riley’s warrant that the Riley Shares, when acquired by Meritage pursuant to Paragraph 1, shall be free and clear of any liens and encumbrances.

4.	Closing. Closing shall take place within 5 (five) business days after written notice from Meritage, and shall take place at Meritage’s offices located at 1971 East Beltline Ave., N.E., Suite 200, Grand Rapids, Michigan 49525. In no event will the Closing take place later than 5:00 p.m. on January 9, 2004. Meritage will reasonably extend the Closing if the Riley’s need additional time to complete the certification of any common shares currently registered in street name.

5.	Conveyance. At Closing, the Riley’s shall convey, or cause to be conveyed, the Riley Shares to Meritage, by duly endorsed original stock certificate(s), along with such other documents as may be reasonably required to fully effect and consummate the transactions contemplated by this Agreement.

6.	Costs; Taxes. Each party shall be solely responsible for any costs (including their legal fees) associated with the transaction contemplated herein including, but not limited to, their respective tax consequences/liability due to the transaction contemplated herein.

7.	Brokers. The parties represent and warrant that they have not dealt with a broker, realtor or agent in connection with this transaction. Each party indemnifies and holds the other party harmless from all losses, costs and expenses (including reasonable attorneys’ fees) arising out of a breach of the representations or undertaking set forth in this Paragraph.

8.	Meritage’s Private Placement of Common Stock and Warrants. Meritage’s Board of Directors authorized a private placement of Meritage’s common shares and warrants on September 3, 2003, whereby Meritage intends to raise approximately $6,000,000 from investors to launch a new casual dining concept in Michigan and to purchase the Riley Shares (the “Private Placement”). Provided Meritage closes on purchases of units for at least $4,000,000 under the Private Placement (see Paragraph 9(d) below), Meritage will prorate on a 50/50 basis the net proceeds of the Private Placement between Meritage’s O’Charley’s venture and purchasing the Riley Shares hereunder, up to the maximum Purchase Price for the Riley Shares of $2,450,980 (which would be paid to Riley if Meritage closes on the sale of units totaling at least $4,901,960). For example, if Meritage raises $3,500,000 under the Private Placement, this Agreement shall not be effective due to the failure of a contingency. If Meritage raises $4,500,000 under the Private Placement, Meritage would purchase $2,250,000 of the Riley Shares (i.e., 459,183 shares). If Meritage raises $5,500,000, then Meritage would purchase $2,450,980 of the Riley Shares (i.e., all 500,200 shares). Meritage will pay for any commissions that are incurred under the Private Placement.

9.	Contingencies to Meritage’s Obligations. Unless waived in writing by Meritage, Meritage’s obligation to consummate the transactions described in this Agreement is subject to satisfaction of each of the following conditions.

(a)	The representations and warranties of the Riley’s contained herein shall be accurate in all material respects as of Closing.

(b)	The Riley’s shall have observed and performed all of the obligations contained in this Agreement.

(c)	This Agreement and the transactions contemplated hereby shall be approved by due and proper action of Meritage’s Board of Directors.

(d)	Meritage shall have closed on the sale of units under the Private Placement totaling at least $4,000,000.00 (Four Million Dollars and No Cents).

(e)	No action, suit or proceeding before any court or other governmental authority shall be pending or threatened wherein an unfavorable judgment or outcome would prevent the carrying out of this Agreement or any of the transactions described herein.

If any of the preceding cannot be obtained by the Termination Date (defined below), then this Agreement shall terminate pursuant to Paragraph 22.

10.	Contingencies to the Riley’s Obligations. Unless waived in writing by the Riley’s, the Riley’s obligations to perform under this Agreement are subject to the representations and warranties of Meritage contained in this Agreement being true and correct as of Closing. If the preceding cannot be obtained by the Termination Date, then this Agreement shall terminate pursuant to Paragraph 22.

11.	Representations and Warranties of Meritage. Meritage represents and warrants to the Riley’s the truth and accuracy of each of the following:

(a)	Meritage is validly existing and in good standing under the laws of the State of Michigan, and has all requisite power and authority to enter into this Agreement and to perform its obligations hereunder.

(b)	Meritage shall indemnify and hold the Riley’s, and the Riley’s beneficiaries, agents, successors and assigns, harmless from and against any claims, proceedings, demand, judgments, awards, penalties, liabilities, suits, settlements, damages, losses, fines, costs and expenses of any nature whatsoever, including reasonable attorneys’ fees, arising out of or in any way related to a breach of any of the aforesaid representations. The indemnity obligations provided in this Paragraph shall survive the execution of this Agreement and the Closing. Nothing herein shall be construed to require Meritage to indemnify or do any act or thing that is not permitted under the law.

12.	Representations and Warranties of the Riley’s. The Riley’s represent and warrant to Meritage the truth and accuracy of each of the following:

(a)	The Riley’s have all requisite power and authority to enter into this Agreement and to perform their obligations hereunder. Neither of the Riley’s have entered into any contract (other than this Agreement) whereby the Riley Shares may be sold, conveyed, leased, mortgaged, encumbered, assigned or otherwise disposed of.

(b)	The Riley’s are the record or beneficial owners of the Riley Shares (as set forth in Exhibit A), have good, valid and marketable title to the Riley Shares, and have the unconditional right to sell, assign, convey, transfer and deliver the Riley Shares to Meritage. Prior to Closing, the Riley’s shall not, by act or omission, permit any change to occur in the status of the Riley Shares.

(c)	The execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder on the part of the Riley’s does not and will not violate any agreement, order, judgment, decree, award, or conflict with or result in the breach of any material terms or provisions of any agreement or other instrument to which either of the Riley’s are a party, or which requires the consent of a third party in connection with the consummation of the transactions described herein.

(d)	The Riley’s shall indemnify and hold Meritage, and its beneficiaries, employees, directors, officers, shareholders, agents, subsidiaries, affiliated companies, successors and assigns, harmless from and against any claims, proceedings, demands, judgments, awards, penalties, liabilities, suits, settlements, damages, losses, fines, costs and expenses of any nature whatsoever, including reasonable attorneys’ fees, arising out of or in any way related to a breach of any of the aforesaid representations. The indemnity obligations provided in this Paragraph shall survive the execution of this Agreement and the Closing. Nothing herein shall be construed to require the Riley’s to indemnify or do any act or thing that is not permitted under the law.

13.	Default. In the event of a party’s default of the due observance or performance of its obligations under this Agreement, the other party must give written notice of the claimed default to the other party. If after such notice, the other party has failed or is unable to cure the default within 10 business days, the non-defaulting party may (i) terminate this Agreement, (ii) seek specific performance, and (iii) pursue other available legal or equitable remedies.

14.	Continued Employment. If this Agreement closes in whole or in part pursuant to Paragraph 8, then effective 5:00 p.m. on Friday, January 16, 2004, Riley will resign his positions as an officer and director of Meritage. Riley will continue, however, to be employed by Meritage for a period of two years (until January 16, 2006) in the position of Director of Special Projects. In such position, Riley will carry out such duties as are assigned by Meritage’s Chief Executive Officer, to whom Riley will report. These duties are likely to include, but are not limited to, projects that will assist the CEO in maintaining the operations of the Wendy’s restaurants owned and operated by Meritage, and in opening Meritage’s new O’Charley’s restaurants. The CEO may also require that Riley render oral and written reports regarding the projects performed by him. Riley’s work shall be performed at Meritage’s or its subsidiary’s offices, at its restaurant locations, or at any other location directed by the CEO. Riley shall be paid at the rate of $100.00 per hour, subject to normal withholding, and will be entitled to those benefits otherwise available to other employees who maintain the same hours of work as Riley maintains. Riley will maintain a written account of the hours and projects on which he performs work which shall be submitted to the CEO on a monthly basis. Riley shall be permitted to engage in other employment with third parties during this period provided such employment does not conflict with any other provisions of this Agreement. Meritage will ensure that the Riley’s are able to continue coverage under Meritage’s health insurance plan provided, however, that Riley agrees to pay the administrative costs and expenses associated with extending such coverage (if any), and the cost that Meritage normally allots for “two-person” coverage for an eligible employee living in the Grand Rapids area. For example, an employee with “two person” coverage living in the Grand Rapids area currently pays $169.44 per month. It is currently believed that there will be no administrative costs to extend coverage as described above.

Riley’s continued employment and benefits under this Paragraph 14 shall be conditioned upon Riley not being terminated “for cause,” which term is defined hereunder as termination due to fraud; misappropriation; embezzlement; intentional and material damage to Meritage’s property, business or reputation; willful violation of Meritage policies; use of illegal drugs; commission of a felony; violation of any written confidentiality or non-competition agreement with Meritage; trading in Meritage shares for personal gain based on knowledge of Meritage’s activities or results when such information is not otherwise available to the public; or an uncured breach of this Agreement. Unless subsequently and mutually agreed in writing by the parties, after the two year employment period expires (i.e., after January 16, 2006), Riley agrees to retire in all respects from Meritage, and any employment relationship shall thereafter cease.

Riley shall be entitled to his normal salary and other benefits, as authorized by Meritage’s Compensation Committee, prior to his resignation described above. Moreover, Riley shall be entitled to receive the bonus for fiscal year 2003, if any, that Meritage’s Compensation Committee authorized when it passed the 2003 Executive Incentive Compensation Plan.

15.	Obligations of Riley Upon Termination. When Riley terminates his employment with Meritage or Riley’s employment relationship with Meritage is otherwise terminated, Riley covenants and agrees to the following provisions:

(a)	Non Competition. Unless approved by Meritage in writing, neither Riley nor any of his affiliates shall, for a continuous uninterrupted period commencing upon the date employment terminates and continuing for twenty-four months thereafter, either directly or indirectly, through ownership, advisory, employment or other means, compete against Meritage through involvement with other businesses engaged in either the quick service or casual dining restaurant industries, provided (i) the quick service restaurants are located within Meritage’s current Wendy’s Designated Market Area, or (ii) the casual dining restaurants are located within the State of Michigan.

(b)	Confidentiality. Riley shall not communicate or divulge any confidential information, knowledge or know-how concerning Meritage’s methods of operation. Confidential information shall be deemed to include marketing plans, development strategies, operational procedures, financial plans or other information which constitutes a key element of Meritage’s methods of operations and is not otherwise known in the public domain. Notwithstanding the forgoing, Riley shall be permitted to consult with other Wendy’s operators (provided Riley does not violate the Non Competition provisions set forth in Paragraph 15(a) above) on all aspects of their business, and to use his general knowledge and know-how concerning Meritage’s systems or methods of operation, provided that Riley shall not divulge any confidential information concerning Meritage in such consultations.

(c)	Non Disparagement. Riley shall not make disparaging or unfavorable remarks about Meritage or its affiliates to other persons or entities.

16.	Release. Contemporaneously with executing this Agreement, the parties agree to execute a Release in the form attached hereto as Exhibit B.

17.	Broker Relationship. Riley has, from time to time, acted as Meritage’s (or its affiliate’s) realtor or broker on real estate acquisitions. When Riley terminates his employment with Meritage or Riley’s employment relationship with Meritage is otherwise terminated, (i) any existing or implied realtor/broker relationship shall immediately cease and terminate, and (ii) Riley will represent and warrant that he is not Meritage’s (or its affiliate’s) broker/realtor on any other real estate transaction that Meritage subsequently enters into, and therefore will not make any claim that he is entitled to a commission or fee as a broker or realtor in any real estate acquisition or sale by Meritage or one or its affiliates after the time of employment termination. This provision does not preclude a subsequently negotiated realtor/broker relationship into which the parties may mutually agree to enter after Riley’s termination. Prior to Riley’s termination, the parties agree that Riley shall remain the broker of record (to the extent that is otherwise prudent or possible), and the commissions/funds received by Riley from the closing of any sites purchase or sold by Meritage or its affiliates, if any, shall be distributed in accordance with the August 22, 2001 Compensation Committee resolution regarding the handling of Riley’s real estate commissions.

18.	Successors and Assigns. This Agreement shall be binding upon, and inure to the benefit of, the respective heirs, personal representatives, executors, administrators, successors and assigns of the parties hereto.

19.	Choice of Law; Venue. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Michigan. Venue shall reside with state and federal courts located in Kent County, Michigan.

20.	Agreement. This is the entire agreement between the parties hereto, and supercedes any prior oral or written agreements (if any) between the parties. Notwithstanding the forgoing sentence, unless otherwise noted herein, this Agreement is not intended to supercede or undo any prior written agreements between the parties not specifically relating to the matters contained herein (e.g., option agreements, employment handbook acknowledgement, 2003 Executive Incentive Compensation Plan, etc.). No amendment, modification, termination or cancellation of this Agreement shall be effective unless made in writing and signed by each of the parties hereto. There are no third party beneficiaries of this Agreement.

21.	Further Assurances. The parties agree to cooperate and execute, acknowledge, deliver and provide such other acts, instruments, and assurances, and to take all such further action before or after the Closing, as shall be necessary or desirable to fully carry out this Agreement and to fully consummate and effect the transactions contemplated hereby.

22.	Termination. Unless the parties mutually agree to extend the term of this Agreement, if the Closing has not occurred by 5:00 p.m. on January 9, 2004, then this Agreement shall terminate, and the Agreement, along with the offer, terms and conditions contained herein, shall be null and void (including but not limited to the requirement that Meritage purchase the Riley Shares, or that Riley resign his positions as an officer and director of Meritage). Notwithstanding the forgoing, if the reason for termination is due to a breach by either party, the other party shall be entitled to pursue any and all legal and equitable rights and remedies available hereunder.

23.	Notices. All notices hereunder shall be in writing and either delivered personally or by documentable delivery (such as overnight or express mail delivery like Federal Express) to the address specified on the first page, or to such other address as a party may designate from time to time by giving notice in accordance with this Paragraph. Any such notice shall be deemed given on the date of such delivery.

24.	Recitals; Headings. The parties acknowledge and affirm that the Recitals are true and accurate in all respects, and are incorporated into this Agreement. The headings and captions are inserted for convenient reference only and shall not limit or construe the paragraphs or sections to which they apply, or otherwise affect the interpretation hereof.

25.	Severability. If any term, condition or provision of this Agreement is found to be invalid, unlawful or unenforceable, the parties shall endeavor in good faith to agree to such amendments that will preserve the intent of the parties hereunder. If the parties fail to agree on such amendments, then such invalid, unlawful or unenforceable term, condition or provision shall be severed from the remaining terms, and the remaining terms of this Agreement will continue to be valid and enforceable to the fullest extent permitted by law.

[SIGNATURES FOLLOW ON NEXT PAGE]

        IN WITNESS WHEREOF, the undersigned executed this Agreement as of the date first written above.

MERITAGE HOSPITALITY GROUP INC.

/s/Robert E. Schermer, Jr.
By: Robert E. Schermer, Jr.
Its: Chief Executive Officer

/s/Robert E. Riley                                                                   /s/Paula R. Riley
Robert E. Riley                                                                      Paula R. Riley

EXHIBIT A

Stock Ownership

Northern Trust, Trustee of the Robert E. Riley IRA
Robert E. Riley, Trustee U/A Dated 8/31/99
A.G. Edwards, Trustee of the Robert E. Riley IRA
A.G. Edwards, Trustee of the Paula R. Riley IRA
Paula R. Riley, Trustee U/A Dated 8/31/99	297,900 common shares 169,725 common shares 14,800 common shares 10,275 common shares 7,500 common shares

TOTAL	500,200 common shares ===================

EXHIBIT B

RELEASE

Release.

    A.        For consideration received, Robert E. Riley and Paula R. Riley (together the “Riley’s”) hereby release, waive and forever discharge Meritage Hospitality Group Inc. (“Meritage”), its affiliates, employees, directors, officers, successors, assigns or subsidiaries (including but not limited to Meritage affiliated companies: WM Limited Partnership – 1998 (d/b/a Wendy’s of Michigan), MHG Food Service Inc., and RES Management, LLC), of and from any and all causes of actions, claims, damages, debts, demands, obligations, attorneys’ fees, or any other liabilities or claims of whatsoever nature, whether in law or in equity, known or unknown, including but not limited to any claim for damages or other relief for tort, breach of express or implied contract, personal injury, negligence, age discrimination under The Age Discrimination In Employment Act of 1967 (as amended), employment discrimination prohibited by any other federal, state or local laws including sex, race, national origin, marital status, age, handicap, height, weight, or religious discrimination, and any other claim which the Riley’s have claimed, may claim, or could claim, provided, however, that the foregoing release shall not constitute a release by the Riley’s of (i) any claim to enforce their respective rights under the Stock Redemption Agreement dated September 10, 2003, or (ii) any claim that is based on a fact, circumstance or event occurring after the date of this Release.

    B.        For consideration received, Meritage, for itself and for its affiliates, successors, assigns or subsidiaries (including but not limited to Meritage affiliated companies: WM Limited Partnership – 1998 (d/b/a Wendy’s of Michigan), MHG Food Service Inc., and RES Management, LLC), hereby releases, waives and forever discharges the Riley’s of and from any and all causes of actions, claims, damages, debts, demands, obligations, attorneys’ fees, or any other liabilities or claims of whatsoever nature, whether in law or in equity, known or unknown, including but not limited to any claim for damages or other relief for tort, breach of express or implied contract, personal injury, negligence, and any other claim which Meritage or its affiliates have claimed, may claim, or could claim, provided, however, that the foregoing release shall not constitute a release by Meritage or its affiliates of (i) any claim to enforce its rights under the Stock Redemption Agreement dated September 10, 2003, or (ii) any claim that is based on a fact, circumstance or event occurring after the date of this Release.

        Review Period & Revocation Rights. The Riley’s understand and agree that they have been given 21 days within which to consider this Release. The Riley’s further understand and agree that they may revoke this Release for a period of seven (7) calendar days following the execution of this Release. The entire Release (both Meritage’s and the Riley’s release) is not effective until this revocation period has expired. The Riley’s understand that any revocation, to be effective, must be in writing and either (a) mailed and postmarked within seven (7) days of execution of this Release and addressed to Meritage Hospitality Group Inc., c/o Secretary, 1971 East Beltline Ave., N.E., Suite 200, Grand Rapids, Michigan 49525, or (b) hand delivered within seven (7) days of execution of this Release to Meritage Hospitality Group Inc., c/o Secretary, 1971 East Beltline Ave., N.E., Suite 200, Grand Rapids, Michigan 49525. The Riley’s understand that if revocation is made by mail, mailing by certified mail, return receipt requested, is advisable to show proof of mailing.

        IN WITNESS WHEREOF, the undersigned executed this Release as of the date stated below.

[SIGNATURES FOLLOW ON NEXT PAGE]

        IN WITNESS WHEREOF, the undersigned executed this Release of the date noted below.

MERITAGE HOSPITALITY GROUP INC.

By:

Its:

Dated:

Robert E. Riley Dated: _______________________	Paula R. Riley Dated: _______________________